Exhibit 99.1

Hongli Group Inc. Announces the Exercise of the Underwriter’s Over-Allotment Option

WEIFANG, CHINA, May 02, 2023 (GLOBE NEWSWIRE) -- Hongli Group Inc. (the “Company”) (NASDAQ: HLP) today announced that the underwriter in its initial public offering (the “Offering”), exercised the over-allotment option in full to purchase 309,375 ordinary shares of the Company at $4.00 per share for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions.

EF Hutton, division of Benchmark Investments, LLC acted as sole book-running manager for the offering.

The Registration Statement has been filed (File No. 333-261945) with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on March 28, 2023. The Offering was made only by means of a prospectus. Copies of the final prospectus relating to the Offering may be obtained from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.SEC.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Hongli Group Inc

Hongli Group Inc. is a Cayman Islands holding company, through a series of contractual arrangements, consolidates the financial results of Shandong Hongli Special Section Tube Co., Ltd. and its subsidiaries (collectively, “Hongli Operating Group”). Hongli Operating Group is one of the leading cold roll formed steel profile manufacturers with operating subsidiaries in China. Hongli Operating Group designs, customizes and manufactures cold roll formed steel profiles for machineries and equipment in a variety of sectors, including but not limited to mining and excavation, construction, agriculture and transportation. Hongli Operating Group, with over 20 years of operating history, has developed customers in more than 30 major cities in China as well as a global network including South Korea, Japan, U.S. and Sweden.  Hongli Operating Group currently has 11 cold roll forming production lines and produces a variety of distinct profile products in a broad range of materials, sizes and shapes.

Forward-Looking Statement

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company Info:

Hongli Group Inc.

Ms. Haining Wang

Email: ir@hongli-profile.com

Mobile: +86-13721971703 (from China)

+1-281-250-4349 (from U.S.)